**WOODROCK SECURITIES, L.P.**
**STATEMENT OF CHANGES IN PARTNERS' CAPITAL**
**FOR THE YEAR ENDED DECEMBER 31, 2015**

| | Limited Partners | | General Partner | |
|---|---|---|---|---|
| | Texas Capital Bancshares, Inc | WoodRock, LLC | WoodRock Holdings GP LLC | Total |
| Balance, December 31, 2014 | $ - | $ 33,525 | $ 338 | $ 33,863 |
| Contributions | 150,000 | 24,347 | - | 174,347 |
| Distributions | - | (1,425,000) | - | (1,425,000) |
| Net income | - | 1,655,666 | 1,657 | 1,657,323 |
| Balance, December 31, 2015 | $ 150,000 | $ 288,538 | $ 1,995 | $ 440,533 |